Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

October 20, 2010

Via EDGAR and Overnight Delivery

Jay Mumford, Senior Attorney

Joseph McCann, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:	Silicon Laboratories Inc.
Form 10-K for the Year Ended January 2, 2010
Filed February 10, 2010
SEC File No. 000-29823

Dear Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated October 7, 2010.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Executive Compensation, page 51

1.                                      We will continue to evaluate your response to prior comment 2 after you:

•                  Tell us what the targets including actual revenue and gross margin were for 2009;

•                  Tell us how you have complied with Instruction 4 to Item 402(b) of Regulation S-K, namely your discussion of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels; and

•                  Provide us your analysis of how the arguments you make about competitive harm in the last two sentences of the first paragraph of your response demonstrates that you are in a position that differs from any other company that does not disclose its targets.

•                  Our five named executive officers, including our Vice President of Worldwide Sales (whose team negotiates pricing with customers) and our Senior Vice President of Worldwide Operations (whose team negotiates pricing with suppliers), received compensation tied to achievement of a combination of the following revenue, gross margin and/or adjusted operating income targets for 2009:

[***]

•                  In the proxy statement, we set forth that:

“The annual operating plan establishes the quarterly target levels of company metrics for bonus purposes and these metrics are set to be challenging, but achievable.  As evidence of the challenging nature of our performance targets, our executive officers received aggregate bonuses that were less than target in two out of the last five years.”

•                  In contrast to other industries, our industry involves large unit volumes and average selling prices measured in cents.  In this environment, our pricing (both selling price to customers and cost of goods from suppliers) and our competitors’ pricing for competing products are extremely important, as a few cents can mean the difference between a profit consistent with our business model and a design loss.  As noted in our Form 10-K and in contrast to some of our competitors, we are dependent on a small number of third party suppliers and disclosure that would adversely affect our negotiations with suppliers would certainly be competitively harmful.  Our gross margins and operating income tend to be among the highest in our segment and the preservation of these margins is critical to our success and our business model.

While we cannot be certain as to why different competitors disclose or do not disclose their targets, we often compete with much larger companies (with larger and more diversified revenue and supplier bases) and with private companies (that do not make public disclosures).  Some of our public company competitors also do not disclose their targets, presumably due to their own concerns over competitive harm.

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As evidence of the severity of this issue from our perspective, our compensation committee would need to consider changing our compensation methodology (which has otherwise been effective) to avoid reference to gross margin, revenue, and operating income targets if disclosure would be required.

****

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose

[***]FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)

the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 464-9295.

Very truly yours,

/s/ Néstor F. Ho

Néstor F. Ho

General Counsel and Corporate Secretary

cc:           Philip Russell, DLA Piper LLP (US)

[***]FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)